Exhibit (a)(1)(O)
Supplement to the Offer to Purchase for Cash
Dated March 11, 2010

by

WEBMD HEALTH CORP.

to

Increase the Purchase Price to $46.80 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, APRIL 8, 2010, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).

On March 11, 2010, WebMD Health Corp., a Delaware corporation (the “Company,” “we,” or “us”), distributed an offer to purchase (the “Original Offer to Purchase”) and a related letter of transmittal (the “Letter of Transmittal”) in connection with its offer to purchase for cash up to 5,800,000 shares of its common stock, $.01 par value per share (the “common stock” or the “shares”), at a price of $45.80 (now, $46.80) per share, without interest, upon the terms and subject to the conditions of the Original Offer to Purchase.

The Company, by this supplement (this “Supplement,” and together with the Original Offer to Purchase, the “Offer to Purchase”), amends the Original Offer to Purchase. Each reference in the Original Offer to Purchase to the purchase price per share under the Offer of “$45.80” is hereby amended by replacing it with “$46.80.” Under the heading “Amendments to Specific Provisions,” below, we have indicated other provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. This Supplement, the Original Offer to Purchase and related Letter of Transmittal, as each may be further amended or supplemented from time to time, constitute the “Offer.” Section references used in this Supplement refer to the Sections of the Original Offer to Purchase, as amended by this Supplement and as may be further amended or supplemented from time to time. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.

THE COMPANY HAS INCREASED THE PRICE PER SHARE AT WHICH STOCKHOLDERS MAY TENDER THEIR SHARES FROM $45.80 TO $46.80 PER SHARE, WITHOUT INTEREST. No other changes are being made to the terms and conditions of the Offer, and we have not changed the Expiration Time.

On the terms and subject to the conditions of the Offer, we will pay for shares properly tendered and not properly withdrawn in the tender offer, a price of $46.80 per share, less any applicable withholding taxes and without interest. Only shares properly tendered and not properly withdrawn will be purchased. Due to the “odd lot” priority, proration and conditional tender offer provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer. See Section 3.

Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase more than 5,800,000 shares pursuant to the Offer. See Section 1.

The Offer is subject to certain conditions. See Section 7.

IF YOU HAVE NOT PREVIOUSLY TENDERED YOUR SHARES AND YOU WISH TO TENDER ALL OR ANY PORTION OF YOUR SHARES, YOU SHOULD FOLLOW THE INSTRUCTIONS DESCRIBED IN SECTION 3. YOU MAY TENDER YOUR SHARES AT THE INCREASED PURCHASE PRICE OF $46.80 USING THE SAME PROCEDURES FOR TENDERING SHARES THAT PREVIOUSLY APPLIED TO THE OFFER, AS SET FORTH IN THE ORIGINAL OFFER TO PURCHASE.

IF YOU HAVE PREVIOUSLY TENDERED YOUR SHARES, AND YOU DO NOT WISH TO WITHDRAW THE TENDER OF THOSE SHARES, YOU DO NOT NEED TO TAKE ANY FURTHER ACTION IN RESPONSE TO THIS SUPPLEMENT IN ORDER TO RECEIVE THE INCREASED CONSIDERATION OF $46.80 PER SHARE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

To the Holders of our Common Stock:

The Company’s Board of Directors has determined that it would be in the best interest of the Company’s stockholders, in light of market conditions, to increase the price per share at which stockholders may tender their shares to $46.80, without interest.

As a result, the Company has amended the Offer to increase the price per share at which stockholders may tender shares of our common stock for purchase by us. Upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal, we are now offering to purchase up to 5,800,000 shares at a price of $46.80 per share, without interest. The Offer will continue to expire at 5:00 P.M., New York City time, on Thursday, April 8, 2010, unless extended (such date and time, as they may be extended, the “Expiration Time”).

Our Board of Directors has approved the Offer.  However, neither we nor our Board of Directors, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares and we have not authorized any person to make any such recommendation. You must decide whether to tender your shares and, if so, how many shares to tender. In doing so, you should read and evaluate carefully the information in this Supplement, the Original Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer, and should discuss whether to tender your shares with your broker or other financial or tax advisor. See Section 2.

This Supplement should be read in conjunction with the Original Offer to Purchase. Each reference in the Original Offer to Purchase to the purchase price per share under the Offer of “$45.80” is hereby amended by replacing it with “$46.80.” Under the heading “Amendments to Specific Provisions,” below, we have indicated other provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. Except as set forth herein, all of the terms and conditions of the Offer set forth in the Original Offer to Purchase shall continue to be applicable.

As of March 15, 2010, there were 54,044,118 shares of our common stock issued and outstanding (including shares of unvested restricted stock). The 5,800,000 shares that we are offering to purchase in the Offer represent approximately 11% of the total number of outstanding shares of our common stock as of March 15, 2010. The shares are listed and traded on NASDAQ under the symbol “WBMD.” On March 8, 2010, the NASDAQ Official Closing Price per share of our common stock was $43.78. We announced our intention to make the Offer during the trading day on March 9, 2010. On that day, the opening sales price of our common stock on NASDAQ was $43.52 per share. On March 15, 2010, the last full trading day before announcement of the increase in the purchase price of the Offer, the NASDAQ Official Closing Price per share of our common stock was $45.63 per share. On March 16, 2010, the NASDAQ Official Closing Price per share of our common stock was $46.24 per share. Stockholders are urged to obtain current market quotations for the shares before deciding whether to tender their shares. See Section 8.

Summary of the Amended Offer

This summary highlights certain material information regarding the Offer, as amended, but you should realize that it does not describe all of the details of the tender offer to the same extent described in the Original Offer to Purchase. We urge you to read the entire Original Offer to Purchase and the related Letter of Transmittal because they contain important information regarding the Offer.

What is the purpose of the Offer?

On March 9, 2010, we announced our intention to commence a tender offer to purchase up to 5,800,000 shares at a price per share of $45.80 (now, $46.80) to be funded primarily with cash and cash equivalents on hand. As of March 16, 2010, we had approximately $800 million in cash and investments. We will use a portion of our cash and cash equivalents to fund the Offer. Our Board of Directors, after evaluating expected capital requirements of our operations and other expected cash commitments, as well as the additional shares of our common stock potentially issuable upon conversion of our outstanding convertible notes, believes that purchasing shares of our common stock in the Offer represents a superior alternative to other available uses of the funds required for the Offer. The Offer represents an opportunity for us to return capital to our stockholders who elect to tender their shares. Additionally, stockholders who do not participate in the Offer will automatically increase their relative percentage interest in us and our future operations at no additional cost to them. The Offer also provides stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales. See Section 2.

How will the Company pay for the shares?

Assuming that the maximum of 5,800,000 shares are tendered in the Offer at a price of $46.80 per share, the aggregate purchase price will be approximately $271.5 million. We expect that expenses for the Offer will be approximately $750,000. We anticipate that we will pay for the shares tendered in the Offer and all expenses applicable primarily from cash and cash equivalents on hand. See Section 9. The Offer is not separately conditioned upon the receipt of financing.

If I have not yet tendered shares under the Original Offer to Purchase, how do I tender shares and receive the increased purchase price of $46.80 per share?

If you want to tender all or part of your shares, you must do one of the following before 5:00 p.m., New York City time, on Thursday, April 8, 2010, or any later time and date to which the Offer may be extended:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.

•	If you hold certificates in your own name, you must complete and sign the Letter of Transmittal distributed with the Original Offer to Purchase according to its instructions, and deliver it, or a facsimile thereof, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer.

•	If you are an institution participating in the book-entry transfer facility (as defined in the Original Offer to Purchase), you must tender your shares according to the procedure for book-entry transfer described in Section 3.

•	If you are unable to deliver the certificates for the shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for administrative reasons, such as four business days before the expiration of the Offer (e.g., 4:00 p.m., New York City time, on Friday, April 2, 2010), for you to act to instruct them to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

You may contact the Information Agent or your broker for assistance. The contact information for the Information Agent appears on the back cover of this Supplement. See Section 3 and the Instructions to the Letter of Transmittal.

Participants in the WebMD 401(k) Savings Plan or the Porex Corporation 401(k) Savings Plan whose shares are held by a trustee may not use the Letter of Transmittal to direct the tender of shares held in the applicable plan account but instead must follow the separate instructions that will be sent to plan participants from the agent or trustee of the plan. These instructions will require that a plan participant who wishes to tender shares held under the plan complete and execute a Direction Form provided with the separate instructions. The separate instructions will include instructions as to where to send the Direction Form. For administrative reasons, the deadline for submitting Direction Forms will be earlier than the expiration date of the Offer. 401(k) plan participants should confirm their deadlines by carefully reading the materials provided to them by the applicable plan trustee. See Section 3.

If I tendered shares under the Original Offer to Purchase and I do not wish to withdraw those shares, do I need to do anything further?

No. If you have previously tendered your shares, and you do not wish to withdraw the tender of those shares, you do not need to take any further action in response to this Supplement in order to receive the increased consideration of $46.80 per share.

If I tendered shares under the Original Offer to Purchase, may I withdraw those shares?

Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on Thursday, April 8, 2010, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. Please note, however, that if you elect to tender shares held in the WebMD 401(k) Savings Plan or the Porex Corporation 401(k) Savings Plan, you will have an earlier deadline for withdrawing shares you have previously tendered. 401(k) plan participants should confirm their deadlines by carefully reading the materials provided by the applicable plan trustee. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on Thursday, May 6, 2010. See Section 4.

How do I withdraw shares I previously tendered?

To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary during the time period in which you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. Participants in the WebMD 401(k) Savings Plan or the Porex Corporation 401(k) Savings Plan whose shares are held by a trustee will receive separate instructions detailing how to withdraw tendered plan shares. These instructions will set an earlier deadline for withdrawing plan shares for administrative reasons.

How will I be notified if the Company extends the Offer or further amends the terms of the Offer?

If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. We will announce any further amendment to the Offer by making a public announcement of the amendment. See Section 15.

What are the significant conditions to the Offer?

Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived prior to the Expiration Time, including, but not limited to:

•	No general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market.

•	No significant changes in the general political, market, economic or financial conditions in the United States or abroad that are reasonably likely to adversely affect our business or the trading in the shares shall have occurred.

•	No legal action shall have been taken, and we shall not have received notice of any legal action, that could reasonably be expected to adversely affect the Offer.

•	No one shall have proposed, announced or made a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving us.

•	No one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries.

•	No material adverse change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred.

•	Our determination that the consummation of the Offer and the purchase of shares pursuant to the Offer will not cause our common stock to be delisted from NASDAQ or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer is subject to a number of other conditions described in greater detail in Section 7.

What is the recent market price of my shares?

On March 8, 2010, the NASDAQ Official Closing Price per share of our common stock was $43.78. We announced our intention to make the Offer during the trading day on March 9, 2010. On that day, the opening sales price of our common stock on NASDAQ was $43.52 per share. On March 15, 2010, the last full trading day before announcement of the increase in the purchase price of the Offer, the NASDAQ Official Closing Price per share of our common stock was $45.63 per share. On March 16, 2010, the NASDAQ Official Closing Price per share of our common stock was $46.24 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.

Who can I talk to if I have questions?

If you have any questions regarding the Offer, please contact Innisfree M&A Incorporated, the Information Agent. Contact information for the Information Agent is set forth on the back cover of this Supplement. This Supplement will be sent to Participants in the WebMD 401(k) Savings Plan and the Porex Corporation 401(k) Savings Plan for informational purposes only. If a plan participant has any questions relating to the Offer or the number of shares held in his or her plan account, the participant should contact the party set forth in the separate letter sent to plan participants from the applicable plan trustee.

Amendments to Specific Provisions

2.  Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans

The first paragraph under Section 2 of the Original Offer to Purchase is hereby amended to read as follows:

Purpose of the Tender Offer.  On March 9, 2010, we announced our intention to commence a tender offer to purchase up to 5,800,000 shares at a price per share of $45.80 (now, $46.80) to be funded primarily with cash and cash equivalents on hand. On March 16, 2010, we increased the price per share at which stockholders may tender their shares to $46.80 per share, without interest. As of March 16, 2010, we had approximately $800 million in cash and investments. We will use a portion of our cash and cash equivalents to fund the Offer.

8.  Price Range of the Shares

The table under Section 8 of the Original Offer to Purchase is hereby amended by replacing it in its entirety with the following:

	High	Low

Year Ended December 31, 2008:
First Quarter	$41.99	$23.15
Second Quarter	$35.40	$21.86
Third Quarter	$35.00	$23.80
Fourth Quarter	$29.99	$13.63
Year Ending December 31, 2009:
First Quarter	$25.20	$19.37
Second Quarter	$30.70	$20.15
Third Quarter	$34.43	$28.73
Fourth Quarter	$38.97	$31.00
Year Ending December 31, 2010:
First Quarter (through March 16, 2010)	$46.50	$37.64

The second paragraph (the paragraph under the table) in Section 8 of the Original Offer to Purchase is hereby amended by inserting the following sentence before the last sentence of the paragraph:

“On March 15, 2010, the last full trading day before announcement of the increase in the purchase price of the Offer, the NASDAQ Official Closing Price per share of our common stock was $45.63 per share. On March 16, 2010, the NASDAQ Official Closing Price per share of our common stock was $46.24 per share.”

WEBMD HEALTH CORP.

March 17, 2010

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail or Overnight Courier: American Stock Transfer & Trust Company, LLC Attention: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	By Facsimile Transmission (for eligible institutions only): American Stock Transfer & Trust Company, LLC Attention: Reorganization Department Facsimile: 718-234-5001 To confirm: 1-877-248-6417	By Hand: American Stock Transfer & Trust Company, LLC Attention: Reorganization Department 59 Maiden Lane Plaza Level New York, NY 10038

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions and requests for assistance or for additional copies of this Supplement, the Original Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022

Stockholders call toll-free: 1-888-750-5834
Banks and Brokers call collect: 212-750-5833